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Reuben Brunson <[redacted]>

BVO's Community Round is live on WeFunder!

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BVO Baron Von Opperbean <hello@bvoexp.com> Fri, Jun 14, 2024 at 3:05 PM
To: [redacted]

MEMPHIS

Photo by the Daily Memphian

We're Live on WeFunder!

Our Community Round is live on WeFunder! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss our Perks!) to make a reservation:

MAKE A RESERVATION





It takes a community.

The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to share in the success of BVO! This means we're letting our biggest supporters **become reservation holders** for a minimum reservation of $100.

BVO's Community Round on Wefunder is about sharing the upside of our success with the people who know us best: our family, friends, and Memphis community. People who share our mission and values. You are our foundation.

With love,
Team BVO

Please note: Baron Von Opperbean and the River of Time is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Baron Von Opperbean and the River of Time

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